October 31, 2006

Mail Stop 4561

Mr. Kerry Killinger
Chairman and Chief Executive Officer
1201 Third Avenue
Seattle, Washington 98101

**Re:     Washington Mutual, Inc.**
**Form 10-K for Fiscal Year Ended December 31, 2005**
**Filed March 15, 2006**
**Form 10-K/A for Fiscal Year Ended December 31, 2005**
**Filed August 9, 2006**
**Forms 10-Q for Fiscal Quarters Ended**
**March 31, 2006 and June 30, 2006**
**File Number: 001-14667**

Dear Mr. Killinger:

        We have reviewed your response to our comment letter dated September 15, 2006 and have the following comments.

Form 10-K/A, filed August 9, 2006

Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies, page 99

1.  We have reviewed your response to comment four of our letter dated September 15, 2006. In your response you state that your ongoing productivity improvements and efficiency measures are conducted through an enterprise-wide program of continuous business process improvement and do not represent activities that are authorized under a comprehensive restructuring plan. Please tell us the process through which specific activities are planned and authorized related to your ongoing productivity and efficiency initiatives. Provide us with a description of the specific activities, the timing of activities, and quantify the related costs incurred as part of your ongoing productivity and improvement initiatives during 2005 and 2006, excluding those associated with the sale of your asset management business and the partial sale of your mortgage loan servicing portfolio. For each activity please tell us how you evaluated whether the activity constitutes an exit activity within the scope of SFAS 146.

Form 8-K filed October 18, 2006

Exhibit 99.3

2.  We note in the furnished prepared remarks for your October 18, 2006 conference call, Kerry Killinger states that you anticipate that the MSR sale, the sale of your mutual fund management company, and your productivity and efficiency initiatives, when taken together, to be accretive to earnings in 2007.  Please tell us how you determined the expected impact of each item individually on earnings in 2007.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comments.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3449, if you have questions regarding these comments.

Sincerely,

Joyce Sweeney
Senior Staff Accountant